TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: May 30, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Significant Exploration Results for the period February 06 – April 06 and Regional Exploration Programme

Drilling continues to extend the Fayalala and Kankarta deposits with further encouraging intercepts and  first pass reverse circulation drilling at Siguirini also delivers encouraging results.

Crew is pleased to announce continued success from exploration drilling from February 2006 through to April 2006 at the Lero Gold Mine. Drilling has focused on extension of known deposits, combined with follow up work of areas outside of the LEFA Corridor with more advanced drilling programmes.

During the period, drilling has concentrated on extending the Fayalala and Kankarta and orebodies with high grade near surface saprolite intersected at Fayalala. Elevated grades and widths were also encountered in the saprolite and fresh material at the Kankarta deposit.

Drilling at Fayalala is a combination of infill and extensional drilling, both along strike and at depth, delineating further north-south orebodies. A similar scenario exists for the drilling at Kankarta with the drilling extending the orebody both along strike (060 degrees orientation) and at depth.

A first pass RC programme of 36 holes was drilled over the Siguirini Prospect for a total advance of 3,435m, 7km north of the future plant site.  Previous work at Siguirini included geochemical soil sampling, pitting/trenching, IP chargeability/resistivity and RAB/Air Core drilling with high grade saprolite values returned in the drilling.  Following the RC drilling on this prospect a more accurate and detailed assessment has shown that these high grade, near surface saprolite grades are consistent over mineable widths with several of the significant intercepts in holes which are open along strike and down-dip.  Significant Intercepts are tabled in Attachment 1.

During the 3 month period two multi-purpose RC/diamond rigs were utilised for exploration with 315 RC holes drilled totalling 26,764m. In addition a further 29 RC/DD holes were drilled for an advance of 4,809m of core.  Significant intercept locations at Fayalala and Siguirini are presented in Attachment 2 and 3.

Expanded Regional Exploration

The LEFA Corridor area covers just over 3% of the total concession and permits held by SMD.  To date, most exploration has been directed to the successful programme of establishing the resource and reserve base for the expansion project, now in construction.  The larger concession area has received relatively limited attention with most work being reconnaissance soil sampling (Attachment 4).

Since acquiring Guinor in Q4 2005, the Company has reviewed the exploration potential of the broader concession and permits and undertaken a prospect ranking appraisal.  For 2006, the Company has allocated an aggressive budget of US$2.3 million for regional exploration outside of the immediate LEFA Corridor environs.  Work will concentrate on exploration permits to the east of the existing concession.  Soil sampling completed in 2005 highlighted two anomalous areas, the ‘Kobedara Trend’ and the second, southern repetition called the ‘Dala Oulen Trend’.  Both trend in a 310 – 320 degree orientation and coincide with magnetic and Landsat linears. Artisanal activity is also aligned along these trends.

A total of 13 high tenure anomalies have been identified, coupled with two highly anomalous trends extending for over 15 kilometres i.e. the Kobedara and Dala Oulen Trends.

The following is short description highlighting potential sources of these high tenure surficial anomalies.

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Diguili has an aircore intercept of 20m @ 7.8 g/t Au with an up dip trench intercept of 11m @ 1.1 g/t Au.

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Sikasso, grab samples from the bottom of pits returning values of <30.2 g/t Au and air core intercept of 19m @ 1.1 g/t Au.

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Konsolon, a coherent 8 kilometre soil anomaly with grab samples from cropped out quartz veins returning <22.3 g/t Au.

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Banora, a very coherent surficial anomaly associated with a resource of 1,150,000 tonnes @ 1.8 g/t Au for 66,500 ounces.

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Boubere and Siguirini, high tenure soil anomalies associated with insitu mineralisation.

Limited trenching on the Dala Oulen Trend at the Hamdalaye prospect has returned 18m @ 1.09 g/t Au whilst trenches at Konimba Gbassan and Faradjan, interpreted to lie within the Kobedara Trend approximately 22km south east of Fayalala have returned intercepts of 8m @ 2.31 g/t Au from trench KBT0016 (Konimba Gbassan) and 6m @ 1.55 g/t Au from trench KBT0021 (Faradjan).

With respect to pitting, local artisanal fields are prolific within SMD tenure.  The local miners normally target high grade alluvial material described as thin horizons at the base of paleochannels, typical around the prolific alluvial goldfields of Matagania.  Some artisanal mining does occur below the laterite with into insitu material.  Sikasso is a very good example of this where local miners were exploiting lateritic material and then continued into the saprolite following quartz stringers which when sampled, displayed assay results of up to 30.2 g/t Au.

The Company utilises IKONOS high resolution satellite imagery to assist in defining artisanal fields.  All 2,512km2 is covered with 800mm pixel sized satellite imagery.

Other remote sensed data employed by SMD is complete coverage of aerial magnetic, radiometric, LandSat and Aster data. The Aster data has also been reprocessed or trained to highlight certain mineral responses.  For example, mineralised laterite at Fayalala and Sonou Kono has been identified for the search of similar signatures.

Jan Vestrum, President and CEO of Crew, commented “The LEFA Corridor area covers just over three percent of our concession and permits and hosts 4.6 million ounces of Measured, Indicated and Inferred resources.  The potential outside the LEFA corridor is excellent and work has only just started in earnest to discover and potentially develop other areas of possibly similar size to the current LEFA Corridor.  By continuing to support the regional exploration at SMD, Crew Gold is ensuring it is continuing on its path of continued growth at LEFA and its other operations to further strength its position as a significant gold producer and achieve its goal of one million ounces annual gold production.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – May 30, 2006

Lero Gold Mine